# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Root, Inc., CIK 0001788882
CUSIP: 77664L108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 80 E RICH STREET, SUITE 500, COLUMBUS, Ohio (OH), 43215
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-034974
Filed by CIK 0002011811

## Reporting persons
- SVB Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 527,012; aggregate amount beneficially owned 0 (4.71% of the class)

## Item 1. Issuer
Name of issuer: Root, Inc.
Address of issuer's principal executive offices: 80 E. Rich Street, Suite 500, Columbus, Ohio 43215

## Item 2. Person Filing
Name of person filing: SVB Capital Management, LLC
Address of principal business office or, if none, residence: 2770 Sand Hill Road, Menlo Park, California 94025
Citizenship: SVB Capital Management, LLC is a citizen of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 527012
Percent of class: 4.71
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 527012

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: SVB Capital Management, LLC has an advisory agreement with the Funds and may be deemed the beneficial owner of the shares directly held by the Funds. SVB Capital Management, LLC does not otherwise beneficially own any shares in Root, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4:
Consists of 371,012 shares of Class A Common Stock held by Capital Partners III, L.P. and 156,000 shares Class A Common Stock held by Venture Overage Fund, L.P (such entities, collectively, the "Funds"). SVB Capital Management, LLC has an advisory agreement with the Funds and may be deemed the beneficial owner of the shares directly held by the Funds. SVB Capital Management, LLC does not otherwise beneficially own any shares in Root, Inc.

Based on 11,200,000 shares of Class A Common Stock outstanding as of February 19, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 26, 2025.

## Signatures
- SVB Capital Management, LLC: Jillana Downing, Jillana Downing / Authorized Signatory (03/06/2025)